[Kinross Gold Corporation Letterhead]

July 30, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4238

Attention:              Mr. H. Roger Schwall, Assistant Director

Re:	Kinross Gold Corporation
Form 40-F for the Fiscal Year Ended December 31, 2009
File No. 001-13382

Dear Mr. Schwall:

We are in receipt of your letter dated June 29, 2010 with respect to Kinross Gold Corporation’s Annual Report on Form 40-F for the fiscal year ended December 31, 2009.  As discussed with Mr. Craig Arakawa of the Staff yesterday, we are gathering information to prepare our written response and expect to be in a position to provide a response through an EDGAR filing no later than August 16, 2010.

Thank you for your consideration. If you have any questions or require any additional information, please do not hesitate to contact me at (416) 365-2727 or Nick.Hayduk@Kinross.com.

Sincerely,
KINROSS GOLD CORPORATION

/s/ Nicholas J. Hayduk

Nicholas J. Hayduk
Vice President, Legal

c:       Mr. Thomas M. Boehlert, EVP, Chief Financial Officer, Kinross Gold Corporation